ITAÚ UNIBANCO HOLDING S.A.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE SUPERVISORY COUNCIL OF NOVEMBER 6, 2023

DATE AND TIME: November 6, 2023, at 3:00 p.m.

CHAIR: Gilberto Frussa.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council.

RESOLUTION UNANIMOUSLY MADE:

Following the examination of the Company's financial statements for the period from January to September 2023, the Councilors resolved to draw up the following opinion:

> *"After examining the Company's financial statements for the period from January to September 2023 and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Supervisory Council of **ITAÚ UNIBANCO HOLDING S.A.** is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period".*

CLOSING: Once the work was completed, this minute was signed after being drafted, read and approved by all. São Paulo (SP), November 6, 2023. (undersigned) Gilberto Frussa – Chairman; Igor Barenboim and Eduardo Hiroyuki Miyaki – Councilors

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence